SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT  OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Date: December 19, 2005

Commission file number 1-14748

OPEN JOINT STOCK COMPANY OF
LONG DISTANCE AND INTERNATIONAL
TELECOMMUNICATIONS ROSTELECOM
Doing Business as
ROSTELECOM
(Translation of registrant’s name into English)

THE RUSSIAN FEDERATION
(Jurisdiction of organization)

14, 1st TVERSKAYA-YAMSKAYA ST.
125047 MOSCOW, RUSSIA
(Address of principal executive offices)

         Registrant’s telephone number, international: +7 495 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F  __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  __                          No     X

         If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

On December 15, 2005, OJSC Rostelecom (the "Company"), filed "Report on Material Facts" (the "Material Facts Report") with the Russian Federal Service for the Finance Markets ("FSFM") as required by the Russian Federation's securities legislation.

The requirements for the contents of the Material Facts Report and criteria for the information to be disclosed in the Material Facts Report are established by the laws and regulations of the Russian Federation and, in particular, the requirements of the FSFM. Such requirements and criteria for the information disclosure may, therefore, materially differ from the reporting and disclosure requirements under the U.S. securities laws to which the Company is subject, including the reporting and disclosure requirements applicable to the Annual Report on Form 20-F.

Terms used in the Material Facts Report have the meaning given to them by the laws and regulations of the Russian Federation, which meaning may be different from the meaning given to the same terms by the U.S. securities laws and reporting and disclosure requirements including the reporting and disclosure requirements, applicable to the Annual Report on Form 20-F.

For any questions concerning the Material Facts Report, contact Olga V. Mokhoreva, Corporate Secretary, by phone at +7 495 973 9940, by facsimile at +7 495 787 2850 or by e-mail at mokhoreva@rt.ru .

A copy of the Material Facts Report is attached hereto as Exhibit 99.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19, 2005	By: /signed/ Dmitry Ye. Yerokhin Name: Dmitry Ye. Yerokhin Title: General Director

EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number	Description
99.	English translation of the Material Fact Report filed to FSFM on December 15, 2005.

Exhibit 99

REPORT ON MATERIAL FACTS
"INFORMATION ON ACCRUED AND/OR PAID DIVIDENDS ON SECURITIES OF ISSUER"
"INFORMATION ON DEADLINE FOR ISSUER TO FULFILL ITS LIABILITIES TO SECURITIES HOLDERS"

1.	General Information.
1.1.	Issuer's full proprietary name: Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom.
1.2.	Issuer's short proprietary name: OJSC Rostelecom.
1.3.	Location: 127091, Moscow, Delegatskaya st., 5
1.4.	State Registration Number (OGRN): 1027700198767
1.5.	Taxpayer's Identification Number (TIN): 7707049388
1.6.	Issuer's unique code assigned by registration authority: 00124-A
1.7.	Web-site used by the Issuer to disclose information: www.rt.ru/icenter/en
1.8.	Periodical print used by the Issuer to disclose information on material facts: newspaper "Newspaper", "Supplement to FSFM's bulletin".
1.9.	Code of material fact: 0600124A15122005, 0900124A15122005
2.	Material Information.
2.1.	Form, category (type), number and other securities' identifications: uncertificated registered ordinary shares and uncertificated registered preferred shares.
2.2.	Securities' issue's state registration number, date of registration: 1-01-00124-A and 2-01-00124-A of September 09, 2003.
2.3.	Registration authority: Russian Federal Commission for the Securities Market
2.4.	The nature of Issuer's liability, amount of such liability in monetary terms: dividend payout on Rostelecom's shares for 2004 fiscal year equals 1,785,518,762 rubles 29 kopecks.
2.5.	Issuer's governing body resolving on dividend payout on Issuer's shares: General Shareholders' Meeting for 2004 fiscal year.
2.6.	The date of the decision on dividend payout: June 25, 2005.
2.7.	The date of the protocol signing: July 8, 2005.
2.8.	Total amount of dividends accrued on Issuer's shares of certain category (type), and dividend per share:
-   total amount of dividends accrued on preferred shares of Rostelecom for 2004 equals 722,132,222 rubles 51 kopecks;
-   dividend per preferred share equals 2.9738 rubles;
-   total amount of dividends accrued on ordinary shares of Rostelecom for 2004 equals 1,063,386,539 rubles 78 kopecks;
- dividend per ordinary share equals 1.4593 rubles.
2.9.	Form of payment: monetary funds
2.10.	Period of time to fulfill Issuer's obligations to payout dividends on Issuer's shares: dividend payout was carried out from July 15 to December 15, 2005.
2.11.	Total amount of dividends paid out on Issuer's shares of certain category (type): as of December 15, 2005:
-   total amount of dividends paid out on Rostelecom's preferred shares for 2004 equals 706,909,375 rubles 99 kopecks (97.89% of total amount of dividends on preferred shares);
- total amount of dividends paid out on Rostelecom's ordinary shares for 2004 equals 1,059,057,199 rubles 45 kopecks (99.59% of total amount of dividends on ordinary shares).
2.12.	Fact of fulfillment or default of Issuer's obligation: obligation fulfilled. As of December 15, 2005 dividends for 2004 equal 19,552,186 rubles 85 kopecks were not received by shareholders due to lack or wrong data at registrar. According to Federal Law shareholders are obliged to decide on dividend payout method and/or update their data at registrar due to change in address, change in bank details or new passport issuance.
3.	Signature.
3.1.	General Director /signed/ Dmitry Ye. Yerokhin
3.2.	Date: December 15, 2005.

For further details please contact

Rostelecom Corporate Department
Tel.: +7 495 973 9940
Fax: +7 495 787 2850
E-mail: RTKM@rostelecom.ru